15046238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Florida Atlantic Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO DATRAN CENTER, 9130 SOUTH DADELAND BLVD., SUITE 1628
(No. and Street)

MIAMI (City) FL. (State) 33156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSE R. FERNANDEZ (305) 670-9250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH,JONAS, MITTELBERG & HARTNEY, CPA'S P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI, FL. 33144
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ALAN PAREIRA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLORIDA ATLANTIC SECURITIES, CORP., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

IDOLIDIA C FELIZ
Notary Public - State of Florida
My Comm. Expires May 27, 2015
Commission # EE 97742
Bonded Through National Notary Assn.

Notary Public

Signature

CHIEF EXECUTIVE OFFICER
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- N/A [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report of Independent Registered Public Accounting Firm on Exemption

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLORIDA ATLANTIC SECURITIES CORP.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

FLORIDA ATLANTIC SECURITIES CORP.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

FLORIDA ATLANTIC SECURITIES CORP.

YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Florida Atlantic Securities Corp.
Miami, Florida

We have audited the accompanying statement of financial condition of Florida Atlantic Securities Corp. as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Florida Atlantic Securities Corp's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Atlantic Securities Corp. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The supplementary information contained in Schedules 1,2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Florida Atlantic Securities Corp's financial statements. The supplementary information contained in Schedules 1, 2 and 3 is the responsibility of Florida Atlantic Securities Corp's management. Our audit procedures included determining whether the supplementary information contained in Schedules 1, 2 and 3 reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules 1, 2 and 3. In forming our opinion on Schedules 1, 2 and 3, we evaluated whether the supplementary information contained in Schedules 1, 2 and 3, including its form and content is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedules 1, 2 and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, C.P.A.'S, P.A.

Miami, FL

January 20, 2015

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

ASSETS:		
Cash	$	739,649
Deposit with clearing broker		569,579
Accounts receivable		398,773
Municipal bond securities owned, all marketable as quoted market, original cost $446,156		433,720
Prepaid expenses and other		15,780
Furniture and fixtures, net		4,333
TOTAL ASSETS	$	2,161,834

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable:		
Due to correspondent broker for cost of municipal bond securities owned	$	446,156
Due to non-customers		39,631
TOTAL ACCOUNTS PAYABLE		485,787
Accrued salaries and commissions		312,901
TOTAL LIABILITIES		798,688
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value; voting shares, Class A; authorized 2,000,000 shares; issued 312,500 shares		3,125
Common stock, $.01 par value; non-voting shares, Class B; authorized 1,000,000 shares; no shares outstanding		-
Additional paid-in capital		429,474
Retained earnings		930,547
TOTAL STOCKHOLDERS' EQUITY		1,363,146
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,161,834

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Commissions	$ 1,748,657
Administrative and advisory fees	953,388
Firm trading	(7,511)
Interest and dividends	49,501
Other	3,521
TOTAL REVENUES	2,747,556
OPERATING EXPENSES:	
Employee compensation, commissions and benefits	1,177,698
Other operating expenses	108,280
Clearance fees and brokerage costs	102,942
Occupancy expense	95,804
Communication and quotation costs	62,306
TOTAL OPERATING EXPENSES	1,547,030
NET INCOME	$ 1,200,526

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2014

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Retained
	Shares	Amount	Shares	Amount	Capital	Earnings
Balance - January 1, 2014	312,500	$ 3,125	-	$ -	$ 429,474	$ 1,230,021
Net income	-	-	-	-	-	1,200,526
Distribution to stockholders	-	-	-	-	-	(1,500,000)
Balance - December 31, 2014	312,500	$ 3,125	-	$ -	$ 429,474	$ 930,547

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,200,526
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	867
Changes in assets and liabilities:	
Decrease in deposit with clearing broker	432,584
Increase in accounts receivable	(79,074)
Increase in municipal bond securities owned	(64,170)
Decrease in prepaid expenses and other	1,482
Increase in due to correspondent broker for cost of municipal bond securities owned	69,815
Decrease in due to non-customers	(3,176)
Increase in accrued salaries and commissions	80,670
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,639,524
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholders	(1,500,000)
NET CHANGE IN CASH	139,524
CASH - BEGINNING	600,125
CASH - ENDING	$ 739,649

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated under the laws of the State of Florida on April 16, 1997, for the purpose of selling investment products and securities and other services related to investment advisement, money management, and other business services. The Company's customer base is primarily located in Florida.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customers, Broker-Dealers, Trading Inventory and Investment Balances

The Company is a registered broker-dealer and maintains its brokerage accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted or non-marketable securities at December 31, 2014.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Furniture and Fixtures

Furniture and fixtures are recorded at cost and depreciated on a straight-line basis over their estimated useful lives.

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

Cash

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective institution. At December 31, 2014, the company had approximately $504,000 of deposits in excess of federally insured limits.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2014 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2014.

Income Taxes

The Company, with the consent of their respective stockholders, has elected to be taxed as an S Corporation. As an S Corporation, the Company's stockholders are responsible for all federal and state income taxes. Accordingly, no provision for income taxes is presented in the accompanying financial statements. Generally, federal and state tax authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2014.

Subsequent Events

Management has evaluated subsequent events through January 20, 2015, the date the financial statements were available to be issued.

NOTE 3. NET CAPITAL RULES

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2014, the Company's net capital was $988,230, which was $868,230 in excess of its required net capital of $100,000. At December 31, 2014, the Company's net capital ratio was .36 to 1. At no time during the year ended December 31, 2014, was the Company's net capital short of its minimum requirement.

NOTE 4. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash, deposit with clearing broker, accounts receivable, municipal bond securities owned, prepaid expenses and other, due to correspondent broker for cost of municipal bond securities owned, due to non-customers and accrued salaries and commissions, approximate fair value due to the short-term nature of these accounts. The fair value of the long-term obligations approximates carrying value, determined using current interest rates for similar instruments as of December 31, 2014

In accordance with generally accepted accounting principle (GAAP) fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Municipal bond securities owned at December 31, 2014, as shown in the accompanying financial statements, have been valued using the valuation techniques as described in level 1 above.

NOTE 5. ACCOUNTS RECEIVABLE

Accounts Receivable as of December 31, 2014 are as follows:

Due from clearing broker	$ 57,739
Fees receivable due from customers	334,332
Interest receivable	5,415
Other	1,287
	$ 398,773

The amount due from clearing broker represents the net commissions and trading revenue from December 2014 received in January 2015.

Fees receivable due from customers are uncollateralized earned fees arising from the Company's normal operations. Management has reviewed all accounts receivable balances and determined that these balances are fully collectible and are therefore stated at net realizable value with no allowance for doubtful accounts considered necessary.

NOTE 6. FURNITURE AND FIXTURES, NET

	Estimated Useful Lives (Years)	
Furniture and fixtures	5	$ 24,139
Less: accumulated depreciation		19,806
Furniture and fixtures, net		$ 4,333

Depreciation expense amounted to $867 for the year ended December 31, 2014.

NOTE 7. FULLY DISCLOSED CLEARING AGREEMENTS

In September 1997, the Company entered into a fully-disclosed clearing agreement with National Financial Services, LLC. This agreement does not require that the Company maintain a specific deposit account. The off balance sheet risks to the Company under this agreement are more fully discussed in Note 2.

NOTE 8. COMMITMENTS

The Company entered into a lease in September 2012 for its office space in Miami, Florida. Approximate future minimum rentals under this lease, not including possible increases for operating expenses, are as follows:

2015	$ 89,000
2016	92,000
2017	95,000
2018	93,000
	$ 369,000

Rent expense for the year ended December 31, 2014 amounted to approximately $95,800.

NOTE 9. CONCENTRATIONS

During the year ended December 31, 2014, the Company had investment and advisory fees from one customer which totaled approximately $660,000.

NOTE 10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 20, 2015, the date the financial statements were available to be issued.

FLORIDA ATLANTIC SECURITIES CORP.

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2014

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE 1)

AS OF DECEMBER 31, 2014

NET CAPITAL:	
Total stockholders' equity	$ 1,363,146
Add: Liabilities subordinated to claims general creditors	-
Total Capital and Allowable Subordinated Loans	1,363,146
Less: Non-Allowable Assets and Other Deductions:	
Accounts Receivable	335,619
Prepaid Expenses and other	15,780
Furniture and fixtures, net	4,334
TOTAL NON-ALLOWABLE ASSETS AND OTHER DEDUCTIONS	355,733
Net Capital Before Haircuts on Security Positions	1,007,413
Less: Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):	
Trading and Investment Securities:	
Exempted Securities	19,184
Net Capital	$ 988,229

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report bad the audited annual report

See independent auditor's report regarding supplementary information.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE 1) (Continued)

AS OF DECEMBER 31, 2014

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:	
Accounts payable - due to non-customers	$ 39,631
Accrued salaries and commissions	312,901
TOTAL AGGREGATE INDEBTEDNESS	$ 352,532

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 23,502
Minimum Net Capital Requirement	$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)	$ 888,229
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 868,229
Percentage of aggregate indebtedness to net capital	35.67%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-applicable

See independent auditor's report regarding supplementary information.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (SCHEDULE 2)

AS OF DECEMBER 31, 2014

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2014.

See independent auditor's report regarding supplementary information.

FLORIDA ATLANTIC SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (SCHEDULE 3)

AS OF DECEMBER 31, 2014

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii)in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is National Financial Services, LLC., a wholly owned subsidiary of Fidelity Brokerage Co.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2014.

See independent auditor's report regarding supplementary information.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATION

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Florida Atlantic Securities Corp.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2014, which were agreed to by Florida Atlantic Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Florida Atlantic Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Florida Atlantic Securities Corp.'s management is responsible for the Florida Atlantic Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries, including cash disbursement journals and copies of the checks issued in payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including Company prepared unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other then these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 20, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2307********************MIXED AADC 220
050205 FINRA DEC
FLORIDA ATLANTIC SECURITIES CORP
TWO DATRAN CENTER
9130 S DADELAND BLVD STE 1628
MIAMI FL 33156-7851

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ANDY FERNANDEZ / 305-670-9251

2. A. General Assessment (item 2e from page 2) $ 6350.87

B. Less payment made with SIPC-6 filed (exclude interest) (3463.39)
7-14-14
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 2887.48

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 2887.48

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2887.48

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FLORIDA ATLANTIC SECURITIES CORP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

1-20-2015, Treasurer
(Title)

Dated the 20th day of JANUARY, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2747556
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	8230
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	8230
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	112495
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	102942
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	—
Total deductions	215437
2d. SIPC Net Operating Revenues	$ 2540349
2e. General Assessment @ .0025	$ 6350.87 (to page 1, line 2.A.)

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISION

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISION

We have reviewed management's statements, included in the accompanying exemption report in which Florida Atlantic Securities Corp. identified the following provisions of 17 § C.F.R. 15c3-3(k) under which Florida Atlantic Securities Corp. claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (ii) and Florida Atlantic Securities Corp. stated that Florida Atlantic Securities Corp. met the identified exemption provision throughout the most recent fiscal year ended December 31, 2014 without exception. Florida Atlantic Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America and, accordingly, included inquiries and other required procedures to obtain evidence about Florida Atlantic Securities Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.

Miami, Florida

January 20, 2015

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

FLORIDA ATLANTIC SECURITIES CORP.

Exemption Report pursuant to SEC Rule 17a-5

For the Year Ended December 31, 2014

Florida Atlantic Securities Corp. operates pursuant to paragraph (k) (2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2014, without exception.

Alan Pareira, Chief Executive Officer